Mail Stop 3561

June 11, 2009

Via Fax & U.S. Mail

Mr. Joseph Fiore
Chief Financial Officer
670 White Plains Road, Suite 120
Scarsdale, New York 10583

      **Re:**     **Eat at Joe's Ltd.**
              **Form 10-K for the year ended December 31, 2008**
              **Filed March 31, 2009**
              **File No. 033-20111**

Dear Mr. Fiore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Linda Cvrkel
                          Branch Chief

VIA FACSIMILE
(914) 725-8663